

Mail Stop 4631

January 31, 2011

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

>   **RE: The Shaw Group Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2010**
>   **Filed October 28, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
>   **File No. 1-12227**

Dear Mr. Bernhard:

We have reviewed your response letter dated January 19, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

1. We note the additional disclosures that you intend to include in future filings in response to comment 1 in our letter dated January 4, 2011. To allow investors to better understand how the factors you discuss are currently impacting AR and CIE, please quantify the components of CIE. Specifically, please disclose the amount of CIE that relates to fixed price contracts, cost-reimbursable contracts, claims/litigation, and project incentives. Please also clarify the status of your fixed price contracts in terms of where you are generally in terms of milestone billings and whether new

fixed price projects were booked with positive working capital terms to replace contracts in the latter phases of execution. Please provide us with the revised draft disclosure you intend to include in future filings.

Critical Accounting Policies and Estimates, page 60

2. We note the additional disclosures you intend to include in future filings in response to comment 2 in our letter dated January 4, 2011. Specifically, we note the factors that you listed in the draft disclosure that you believe support the presumption that your 20% voting interest in Westinghouse gives you significant influence over Westinghouse's operational policy-making decisions. However, based on the correspondence addressing this issue, it appears as though accounting for the Westinghouse investment was primarily based on your representation about how Toshiba has historically permitted you to participate in Westinghouse operational policy-making decisions in addition to your contractual rights. Please refer to SEC letters dated May 29, 2007 and July 13, 2007. Please also refer to your letters dated June 15, 2007 and July 27, 2007. As such, please revise your draft disclosure to clarify for investors the participation that Toshiba has historically permitted you to have in Westinghouse's operational policy-making decisions and that you currently are permitted to exercise the same participation. Please refer to pages 18-20 of your letter dated June 15, 2007. Please also provide investors with an understanding as to the circumstances that would cause you to change your accounting in the Westinghouse investment from equity method of accounting to the cost method. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Note 14 – Contingencies and Commitments, page F-50
Legal Proceedings, page F-51

3. In future filings, please clarify for investors whether or not you have recognized a liability (or contract cost in the estimates to complete) for each of the four legal proceedings disclosed. In this regard, we note your statement that you have not recognized a liability for two of the four legal proceedings discussed. However, it is unclear which of the four you are referencing. This disclosure will allow investors to better analyze the impact an adverse ruling on these matters may have to your consolidated financial statements.

<u>Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts, page F-64</u>

4. We note your response to comment 5 in our letter dated January 4, 2011. While we understand that you do not want to unduly prejudice your litigation or arbitration positions, it is unclear how disclosing to investors the amount recognized as revenues and included in CIE would prejudice your positions. In this regard, the amounts recognized in CIE related to litigation and arbitration should agree to the costs incurred with any profits recognized only to the extent that receipt is assured beyond reasonable doubt. Please refer to your accounting policy on pages F-13 and F-14 of your 2010 Form 10-K. Presumably, the costs incurred for these issues are known by all parties. As such, we continue to request that you provide investors with quantification of the portion of CIE that relates to these two matters, especially since it is unclear which of the four legal proceedings disclosed in Note 14 are the two matters referenced in your disclosure regarding CIE. Otherwise, please provide us with an explanation as to why this information is not useful to your investors' understanding of the realizability of CIE and ultimate collection.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief